SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

News Release

CNH Announces $1 Billion Senior Notes Private Offering

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (July 15, 2003) CNH Global N.V. (NYSE:CNH) today announced its intention to issue $1 billion of senior notes, due in 2011, pursuant to Rule 144A under the Securities Act of 1933, as amended. The senior notes will be issued through the company’s wholly-owned subsidiary, Case New Holland, Inc. CNH intends to use most of the net proceeds to refinance existing debt maturing in 2003, repay selected near term maturities, and reduce short term debt. Less than 10% of the net proceeds will be allocated for general corporate use. The company expects to complete the transaction by the end of July, 2003.

The senior notes will only be offered and sold to qualified institutional buyers in accordance with Rule 144A and Regulation S under the Securities Act. The senior notes have not been registered under the Securities Act or the securities laws of any other jurisdiction. Unless the senior notes are so registered, the notes may be offered and sold only in transactions that are exempt from the registration requirements of the Securities Act or the securities laws of any other jurisdiction.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the senior notes, nor will there be any sale of the senior notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the leader in light construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

Forward Looking Statements. This document contains forward-looking statements as contemplated by the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “should,” “intends,” “plans,” “believes,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ. Such risks and uncertainties include: general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH’s and its customers’ access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns pertaining to genetically modified organisms, pension and health care costs, fuel and fertilizer costs.

For a list of major factors and other information that could significantly impact expected results, please refer to CNH’s Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M. Roback Darlene M. Roback Assistant Secretary

July 16, 2003